PLAYSTUDIOS, INC.

10150 Covington Cross Drive

Las Vegas, Nevada 89144

July 29, 2021

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:                           PLAYSTUDIOS, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-258018

Ladies and Gentlemen:

PLAYSTUDIOS, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on July 30, 2021, at 4:15 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Alan F. Denenberg of Davis Polk & Wardwell LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Alan F. Denenberg of Davis Polk & Wardwell LLP, counsel to the Registrant, at (650) 752-2004.

[Signature Page Follows]

Very truly yours,

PLAYSTUDIOS, INC.

By:	/s/ Andrew Pascal
Name:	Andrew Pascal
Title:	Chief Executive Officer

cc:                                Andrew Pascal, PLAYSTUDIOS, Inc.

Scott Peterson, PLAYSTUDIOS, Inc.
Alan F. Denenberg, Davis Polk & Wardwell LLP
Lee Hochbaum, Davis Polk & Wardwell LLP